File No. 82-4018

SUPPL



RWE Aktiengesellschaft

Essen

Release according to article 26, section 1 WpHG [German Securities Trading Act] with the aim of a Europe-wide distribution

On 10 May 2007 UBS AG, Zurich, Switzerland, has informed us in accordance with section 21, subsection 1 WpHG, that their proportion of voting rights in RWE Aktiengesellschaft fell below the 3% hurdle on 4 May 2007 and amounts to 1.43 % (7,467,269 voting shares) now. 0.05 % of the voting rights (241,892 voting shares) are to be attributed to UBS AG in accordance with section 22, subsection 1, sentence 1, no. 1 WpHG.

RWE Aktiengesellschaft

Executive Board

END